NEAL • GERBER • EISENBERG	Ross D. Emmerman
Attorney at Law

Tel 312.269.8051
Fax 312.269.1747
remmerman@ngelaw.com

June 25, 2008

Mr. John Cash

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:                             Great Lakes Dredge & Dock Corporation
Form 10-K for the year ended December 31, 2007
File No. 1-33225

Dear Mr. Cash:

On behalf of Great Lakes Dredge & Dock Corporation (the “Company”), we are responding to the comment contained in your letter dated June 12, 2008 (the “Comment Letter”).  To facilitate your review, the comment in the Comment Letter is set forth below in bold type and our corresponding response appears below it in ordinary type.

Consolidated Balance Sheets, page 59

1.                                      We note the changes in restricted cash reflected in your consolidated statement of cash flows statement.  In future filings please separately set out restricted cash on the face of your financial statements and provide separate footnote disclosures regarding the provisions of the restrictions as required by Rule 5-02 of Regulation S-X or tell us why you believe this is not necessary.

Response:  As discussed with the Staff, the changes in restricted cash reflected in our consolidated statements of cash flows are the result of changes in cash held in escrow as security for certain of the Company’s lease rental obligations and monies used to pay down the Company’s term debt.  Relevant disclosure is contained in Note 8 to the Company’s consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2007 and in Note 11 to the Company’s consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2006. Pursuant to Rule 5-02, Subsections 8 and 17 of Regulation S-X, the Company has not separately reflected the amount of restricted cash on the face of its consolidated balance sheet, as the amounts thereof are well below the 5% of total current assets and 5% of total assets threshold contained in each such subsection, respectively.    Accordingly, the Company believes that its disclosure of restricted cash complies with Rule 5-02.  If, in the future, the amount of the Company’s restricted cash exceeds the 5% threshold set forth in Rule 5-02, Subsection 17, or is otherwise deemed to be

Neal, Gerber & Eisenberg LLP • Two North LaSalle Street • Chicago, lllinois 60602-3801 • 312.269.8000 • www.ngelaw.com material, the Company will separately set out restricted cash on the face of its financial statements and provide separate footnote disclosure if appropriate.

*     *     *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of the response to your Comment Letter will be filed by the Company on EDGAR.  Please direct any additional comments or questions to me at (312) 269-8051.  You may also contact me via facsimile at (312) 429-3574.  Please send all correspondence to me at the address set forth in this Response Letter.  Thank you for your assistance on this matter.

Sincerely,

/s/ Ross D. Emmerman

Ross D. Emmerman

Cc:	Mindy Hooker, Staff Accountant
Deborah A. Wensel
Katherine M. Hayes